Exhibit 99.1

Medicure Reports Financial Results for Quarter Ended June 30, 2020

WINNIPEG, MB, Aug. 11, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended June 30, 2020.

Quarter Ended June 30, 2020 Highlights:

  Net income for the quarter ended June 30, 2020 was $19,000 compared to net loss of $957,000 for the quarter ended June 30, 2019; and
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended June 30, 2020 was $263,000 compared to adjusted EBITDA of $103,000 for the quarter ended June 30, 2019; and
  Recorded total net revenue from the sale of products of $2.7 million during the quarter ended June 30, 2020 compared to $6.3 million for the quarter ended June 30, 2019;
  Recorded total net revenue from the sale of AGGRASTAT® of $2.6 million during the quarter ended June 30, 2020 compared to $6.2 million for the quarter ended June 30, 2019.

Financial Results

Net revenues for the three months ended June 30, 2020 were $2.7 million compared to $6.3 million for the three months ended June 30, 2019. Net revenues from AGGRASTAT® for the three months ended June 30, 2020 were $2.6 million compared to $6.2 million for the three months ended June 30, 2019. ZYPITAMAGTM contributed $103,000 for the three months ended June 30, 2020 compared to $9,000 for the three months ended June 30, 2019. Additionally, SNP, which was first sold commercially during 2020, contributed $17,000, during the three months ended June 30, 2020. The Company did not earn any revenues from ReDSTM during the three months ended June 30, 2020 compared to net revenue of $51,000 for the three months ended June 30, 2019.

Net revenues for the six months ended June 30, 2020 were $5.7 million compared to $11.2 million for the six months ended June 30, 2019. Net revenues from AGGRASTAT® for the six months ended June 30, 2020 were $5.3 million compared to $11.0 million for the six months ended June 30, 2019.  ZYPITAMAGTM contributed $266,000 for the six months ended June 30, 2020 compared to $9,000 for the six months ended June 30, 2019. Additionally, SNP, which was first sold commercially during 2020, contributed $48,000, during the six months ended June 30, 2020. Revenues from ReDSTM for the six months ended June 30, 2020 totaled $89,000 compared to net revenue of $154,000 for the six months ended June 30, 2019.

There was a significant decrease in the volume of the AGGRASTAT® sold in Q2 2020 compared to Q2 2019, due mainly to COVID-19. The Company is beginning to see increases in demand for ZYPITAMAGTM and expects growth in ZYPITAMAGTM revenues going forward. The Company continues to show strong patient market share with AGGRASTAT®, however, the market share is offset by the lower discounted prices for AGGRASTAT® in the first half of 2020.

Adjusted EBITDA for the three months ended June 30, 2020 was $263,000 compared to $103,000 for the three months ended June 30, 2019. The increase in adjusted EBITDA for the three months ended June 30, 2020 is the result of lower selling and research and development expenses, partially offset by lower revenues during the three months ended June 30, 2020 when compared to the same period in 2019.

Adjusted EBITDA for the six months ended June 30, 2020 was negative $1.0 million compared to negative $1.6 million for the six months ended June 30, 2019. The improvement in adjusted EBITDA for the six months ended June 30, 2020 is the result of lower selling and research and development expenses, partially offset by lower revenues during the six months ended June 30, 2020 when compared to the same period in 2019.

During the three months ended June 30, 2020, the Company recorded $325,000 in government assistance resulting from the Canada Emergency Wage Subsidy. The funding has been recorded as a reduction of the related salary expenditures with $248,000 recorded within selling expenses, $43,000 recorded within general and administrative expenses and $34,000 recorded with research and development expenses. Additionally, during the three months ended June 30, 2020, the Company recorded a recovery totaling $677,000 within research and development expenses pertaining to fees previously paid to the United States Food and Drug Administration ("FDA") for which the FDA has subsequently granted a waiver.

Net income for the three months ended June 30, 2020 was $19,000 or $0.00 per share compared to net loss of $957,000 or $0.06 per share for the three months ended June 30, 2019. The change in the net income for the three months ended June 30, 2020 is the result of lower selling and research and development expenses and a gain on foreign exchange, partially offset by lower revenues experienced during the three months ended June 30, 2020 when compared to the three months ended June 30, 2019.

Net loss for the six months ended June 30, 2020 was $1.4 million or $0.13 per share compared to $3.7 million or $0.24 per share for the six months ended June 30, 2019. The change in the net loss for the six months ended June 30, 2020 is the result of lower selling and research and development expenses and a gain on foreign exchange, partially offset by lower revenues and higher cost of goods sold, primarily from increased amortization of intangible assets, experienced during the six months ended June 30, 2020 when compared to the six months ended June 30, 2019.

At June 30, 2020, the Company had unrestricted cash totaling $11.2 million down from the $13.0 million of unrestricted cash held as of December 31, 2019. Cash flows used in operating activities for the six months ended June 30, 2020 totaled $1.8 million compared to $7.1 million for the six months ended June 30, 2019.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three and six months ended June 30, 2020 and 2019 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q2 2020 Results

Call date: Wednesday, August 12, 2020

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free: 1 (888) 664-6392

Passcode: not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$11,248	$12,965
Accounts receivable	7,823	10,216
Inventories	7,109	6,328
Prepaid expenses	952	1,855
Total current assets	27,132	31,364
Non–current assets:
Property, plant and equipment	1,133	1,282
Intangible assets	8,839	9,599
Other assets	32	39
Total non–current assets	10,004	10,920
Total assets	$37,136	$42,284
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,785	$9,384
Current portion of royalty obligation	732	872
Current portion of acquisition payable	681	649
Income taxes payable	542	517
Current portion of lease obligation	257	240
Total current liabilities	7,997	11,662
Non–current liabilities
Royalty obligation	829	1,176
Acquisition payable	1,822	1,655
Lease obligation	738	849
Total non–current liabilities	3,389	3,680
Total liabilities	11,386	15,342
Equity:
Share capital	84,232	85,364
Warrants	1,949	1,949
Contributed surplus	8,202	8,028
Accumulated other comprehensive income	(5,518)	(5,751)
Deficit	(63,115)	(62,648)
Total Equity	25,750	26,942
Total liabilities and equity	$37,136	$42,284

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive Loss
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019

Revenue, net	$2,676	$6,301	$5,686	$11,181
Cost of goods sold	1,476	1,353	3,018	2,391
Gross profit	1,200	4,948	2,668	8,790

Expenses
Selling	971	3,319	3,040	7,447
General and administrative	770	769	1,570	1,704
Research and development	98	1,181	956	2,102
	1,839	5,269	5,566	11,253

Finance (income) costs:
Finance (income) expense, net	(380)	(182)	(307)	(372)
Foreign exchange (gain) loss, net	(278)	813	(1,146)	1,694
	(658)	631	(1,453)	1,322
Net (loss) income before income taxes	$19	$(952)	$(1,445)	$(3,785)
Income tax (recovery) expense
Current	-	5	-	(72)
Net (loss) income	$19	$(957)	$(1,445)	$(3,713)
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	(1,258)	(654)	233	(1,488)

Item that will not be reclassified to profit or loss:
Revaluation of investment in Sensible Medical at FVOCI	-	(361)	-	(244)
Other comprehensive income (loss), net of tax	(1,258)	(1,015)	233	(1,732)
Comprehensive loss	$(1,239)	$(1,972)	$(1,212)	$(5,445)

(Loss) earnings per share
Basic	$-	$(0.06)	$(0.13)	$(0.24)
Diluted	$-	$(0.06)	$(0.13)	$(0.24)

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the six months ended June 30	2020	2019
Cash (used in) provided by:
Operating activities:
Net loss for the period	$(1,445)	$(3,713)
Adjustments for:
Current income tax recovery	-	(72)
Amortization of property, plant and equipment	149	251
Amortization of intangible assets	1,236	426
Share–based compensation	174	172
Write-down of inventories	311	-
Finance income, net	(307)	(372)
Unrealized foreign exchange (gain) loss	(228)	947
Change in the following:
Accounts receivable	2,400	(1,059)
Inventories	(1,092)	(672)
Prepaid expenses	903	(676)
Accounts payable and accrued liabilities	(3,599)	(2,434)
Interest received, net	31	1,413
Income taxes paid	-	(507)
Royalties paid	(326)	(840)
Cash flows used in operating activities	(1,793)	(7,136)
Investing activities:
Investment in Sensible Medical	-	(6,337)
Redemption of short-term investments	-	47,747
Acquisition of property, plant and equipment	-	(169)
Acquisition of intangible assets	-	(7,038)
Cash flows from investing activities	-	34,203
Financing activities:
Purchase of common shares under normal course issuer bid	(154)	(3,592)
Exercise of stock options	-	20
Cash flows used in financing activities	(154)	(3,572)
Foreign exchange gain (loss) on cash held in foreign currency	230	(1,929)
(Decrease) increase in cash and cash equivalents	(1,717)	21,566
Cash and cash equivalents, beginning of period	12,965	24,139
Cash and cash equivalents, end of period	$11,248	$47,705

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2020/11/c9571.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 11-AUG-20